FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2008

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F          X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-           N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: October 21, 2008

Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter

Ended August 31, 2008

Strong Growth in Student Enrollments and Net Revenues

Net Revenues Increased by 46.8% Year-Over-Year

Net Income Increased by 33.2% Year-Over-Year

Net Income Excluding Share-Based Compensation Expenses (non-GAAP) Increased by 37.9% Year-Over-Year

Beijing, October 20, 2008 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2008, which is the first quarter for New Oriental’s fiscal year 2009.

Highlights for the Fiscal Quarter Ended August 31, 2008

•	Total net revenues increased by 46.8% year-over-year to US$118.3 million from US$80.6 million in the same period of the prior fiscal year.

•

Net income increased by 33.2% year-over-year to US$44.9 million from US$33.7 million in the same period of the prior fiscal year, and net income excluding share-based compensation expenses (non-GAAP) increased by 37.9% year-over-year to US$48.8 million from US$35.4 million in the first quarter of fiscal year 2008.

•

Income from operations increased by 38.0% year-over-year to US$48.9 million from US$35.4 million in the same period of the prior fiscal year, and income from operations excluding share-based compensation expenses (non-GAAP) increased by 42.3% year-over-year to US$52.7 million from US$37.1 million in the year ago period.

•

Basic and diluted earnings per ADS were US$1.21 and US$1.17, respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS were US$1.31 and US$1.27, respectively. Each ADS represents four common shares of the Company.

•

Total student enrollments in language training and test preparation courses increased by 23.8% year-over-year to approximately 545,400 from approximately 440,500 in the same period of the prior fiscal year.

•

The total number of schools and learning centers increased by 15 to 222 in the quarter ended August 31, 2008, up from 207 in the previous quarter. We opened 2 new schools in the quarter to bring the total to 43, up from 41 in the previous quarter.

The number of learning centers increased by 13 in the quarter to 179, up from 166 in the previous quarter. We closed the acquisition of Mingshitang gaokao (Chinese National College Entrance Examination) re-takers school in Beijing and consolidated our two private boarding schools in Yangzhou and Taixing into the Yangzhou campus.

“During the first quarter of fiscal year 2009, despite the negative impact from the Beijing Olympic Games in August, we experienced continued strong growth in student enrollments and net revenues, enabling us to beat our top line guidance,” said Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “We successfully executed on our expansion plan in the first fiscal quarter. With 2 new schools in the cities of Qingdao and Xiamen as well as an increase of 13 new learning centers, we brought our total number of facilities to 222 as of August 31, 2008, consisting of 43 schools and 179 learning centers.”

“Furthermore, we are pleased to see strong demand for our ‘New Oriental U Can’ all-subjects training programs that help middle and high school students achieve higher grades and prepare them for the gaokao. U-Can programs have been rolled out in more than 25 cities throughout China with enrollments of about 15,000 students in non-English subject classes this quarter,” said Mr. Yu. “To complement New Oriental U-Can, we entered the gaokao re-takers market through acquisitions of two private schools that specialize in tutoring students who seek to retake the gaokao. We completed the consolidation with Beijing-based Mingshitang in June and announced similar plans for Changchun-based Tongwen in July 2008. After consolidating into New Oriental, Mingshitang enrolled more than 2,700 students in the first quarter of fiscal year 2009, with about 1,100 enrollments for the full school year re-takers course and 1,600 enrollments in short term courses. We expect our U-Can and gaokao test preparation business to continue to show strong growth in the quarters and years to come.”

Mr. Yu added, “As New Oriental prepares to celebrate the 15th anniversary of our founding on November 13, 2008, we are seeing successful expansion into new education areas, as well as surging demand for our traditional programs and services. In the first fiscal quarter of 2009, student enrollments increased by more than 100,000 to over 545,000, representing growth of 23.8% over the year ago period. As yet we have not been materially adversely impacted by the global financial crisis, the global economic slowdown or the economic slowdown in China. We believe this is because of the paramount priority that Chinese families place on the education of their child or children. Food, housing and education are the top three categories for disposable income in China, and spending on education is one of the last areas to be affected by shrinking consumption. Furthermore, our best brand and strong reputation continue to position New Oriental as the first choice in supplemental education. We are pleased and grateful for our past success, but we believe the future of New Oriental will be even brighter.”

New Oriental’s Chief Financial Officer, Louis T. Hsieh, stated:

“We are delighted with New Oriental’s financial performance in our all-important first fiscal quarter in the face of formidable challenges. The Beijing Olympic Games which took place during the quarter negatively impacted our business due to transportation and security logistics and some distractions from classes as the nation enjoyed the Games. However, the negative impact was within our expectations. We estimate that the negative impact on our net revenues would be approximately US$4 million in the quarter. The largest impact was experienced in Beijing where revenues for the summer quarter grew only approximately 12.4% in Renminbi terms, compared to 25.4% growth achieved from Q107 to Q108. In addition, our Shijiazhuang school closed for about 2 months, from July 28 to September 20, resulting in a negative revenue impact of approximately US$0.4 million for the quarter. We also incurred significant additional marketing and logistics expenses related to the Beijing Olympics. We expect to recoup a significant portion of the estimated US$4 million in lost revenue attributable to the Beijing Olympics in subsequent quarters. Despite the adverse impact to our business from the Olympic Games, we are pleased to report strong top line year-over-year growth of 46.8% to over US$118 million.”

“Due to several long-term business investments and certain near-term changes, our gross margin for the quarter was 67.5%, down from 68.3% in the year ago period, and our GAAP net income margin for the quarter was 38.0%, down from 41.8% in the year ago period. In addition to the impact from the Beijing Olympics, the decrease in margin was primarily due to the following:

•

Market-driven shift to smaller classes. As we have discussed in previous quarters, the short-term language training and test prep markets are moving to smaller class sizes, especially in the kids’ market (ages 5 to 12). As Chinese families’ discretionary income increases, students are electing smaller classes and are willing to pay much higher course fees for the more individualized attention that smaller classes can offer. This market trend was especially pronounced in the first fiscal quarter of 2009, during which average class size for short-term language training and test prep courses was approximately 40 students per class, down from approximately 60 students per class in the year ago period. We offered approximately 14,100 short-term training courses in the summer quarter compared to approximately 8,700 in the year ago period. A 25-student class typically commands incremental gross profit margin of about 62 to 65%, which is below our overall gross margin, but nonetheless highly profitable. As enrollment in our kids’ English classes (no more than 25 students per class), continue to grow more rapidly than our other short-term training offerings, we should continue to see the trend move toward smaller class sizes, however, the rate of decrease in class size should abate in the quarters ahead.

•

Investment in new businesses. Investing in New Oriental’s future growth remains a top priority. U-Can (all subjects middle and high school tutoring), Mingshitang (gaokao re-takers school), New Oriental Star Kindergarten (bilingual private kindergarten) and Northstar (CPA/Bar/Civil Service exam preparation) are among our recent strategic investments. Although these new business units were unprofitable in the quarter, we expect them to grow rapidly and contribute meaningfully to New Oriental’s profitability in the years to come.

•	Other Expenses. Share-based compensation expenses for the quarter increased by US$2.2 million to US$3.9 million from

US$1.7 million in the year ago period. Provision for income taxes increased by US$2.9 million to US$6.2 million from US$3.3 million in the year ago period, reflecting a higher income tax withholding rate for the quarter.”

The first quarter of New Oriental’s fiscal year is typically the strongest quarter as revenue and net income increase due to the two month long summer holiday for school age students in China.

Financial Results for the Fiscal Quarter Ended August 31, 2008

For the first fiscal quarter of 2009, New Oriental reported net revenues of US$118.3 million, representing a 46.8% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were US$111.2 million, representing a 46.1% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the first quarter of fiscal year 2009 increased by 23.8% year-over-year to approximately 545,400 from approximately 440,500 in the first quarter of fiscal year 2008.

Total operating costs and expenses for the quarter were US$69.4 million, a 53.6% increase year-over-year. Excluding share-based compensation expenses (non-GAAP), operating costs and expenses for the quarter were US$65.5 million, a 50.6% increase year-over-year.

Cost of revenues increased by 50.6% year-over-year to US$38.5 million, primarily due to the increased number of courses and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 61.8% year-over-year to US$9.9 million, primarily due to brand promotion expenses.

General and administrative expenses for the quarter increased by 55.6% year-over-year to US$21.1 million. Excluding share-based compensation expenses (non-GAAP), general and administrative expenses were US$17.5 million, a 45.1% increase year-over-year, primarily due to increased headcount as the Company expands its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to US$3.9 million in the first quarter of fiscal year 2009 from US$1.7 million in the year ago period.

Income from operations for the quarter was US$48.9 million, a 38.0% increase from US$35.4 million in the year ago period, and income from operations excluding share-based compensation expenses (non-GAAP) for the quarter was US$52.7 million, a 42.3% increase from US$37.1 million in the year ago period.

Operating margin for the quarter was 41.3%, compared to 43.9% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 44.6%, compared to 46.0% in the corresponding period of the prior year. This decrease was primarily attributable to the continuing trend toward smaller sized classes with lower per-class margins, and the increase in staff compensation outpacing the increase in revenue due to an approximately 54% year-over-year total headcount increase to support recent expansions.

Net income for the quarter was US$44.9 million, representing a 33.2% increase from the first quarter of fiscal year 2008. Basic and diluted earnings per common share amounted to US$0.30 and US$0.29, respectively, and basic and diluted earnings per ADS were US$1.21 and US$1.17, respectively.

Net income excluding share-based compensation expenses (non-GAAP) was US$48.8 million, representing a 37.9% increase from the first quarter of fiscal year 2008. Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were US$1.31 and US$1.27, respectively.

Capital expenditures for the quarter were US$5.5 million, which was primarily used for remodeling older learning centers and schools and to add the 2 new schools and a net of 13 new learning centers in the quarter.

As of August 31, 2008, New Oriental had cash and cash equivalents of US$196.9 million, as compared to US$208.4 million as of May 31, 2008. In addition, we had US$68.9 million in term deposits at the end of the first quarter. Net operating cash flow for the first quarter of fiscal year 2009 was US$41.8 million.

The deferred revenue balance (cash collected from registered students for courses and recognized proportionately as revenue as the instructions are delivered) at the end of the quarter was US$42.6 million, an increase of 59.7% as compared to US$26.6 million at the end of the first fiscal quarter 2008.

Outlook for Second Quarter of Fiscal Year 2009

New Oriental expects its total net revenues in the second quarter of fiscal year 2009 (September 1, 2008 to November 30, 2008) to be in the range of US$46.0 million to US$48.0 million, representing year-over-year growth in the range of 43.1% to 49.3%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

In contrast to the first fiscal quarter, the second fiscal quarter is typically New Oriental’s slowest quarter in terms of student enrollments and revenues as Chinese students go back to full-time school, thus leaving less time for supplemental studies and test preparation.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 20, 2008 U.S. Eastern Time (8 PM on October 20, 2008 Beijing/Hong Kong time, 1 PM BST).

Dial-in details for the earnings conference call are as follows:

US:	+ 1 617.597.5362
Hong Kong:	+852 3002.1672
UK:	+44 207.365.8426

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until October 27, 2008:

International:	+ 1 617.801.6888
Passcode:	91684144

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for first quarter of fiscal year 2009 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: operating costs and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, income from operations excluding share-based compensation expenses, operating margin excluding share-based compensation expenses, net income excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao

New Oriental Education and Technology Group Inc.

Tel: +86-10-6260-5566 x8203

Email: zhaosisi@staff.neworiental.org

Ms. Cynthia He

Brunswick Group LLC

Tel: +86-10-6566-9504

Email: edu@brunswickgroup.com

In the U.S.:

Mr. Michael Guerin

Brunswick Group LLC

Tel: +1-646-277-3694

Email: mguerin@brunswickgroup.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31 2008	As of May 31 2008
	(Unaudited)	(Unaudited)
	USD	USD
ASSETS:
Current assets:
Cash and cash equivalents	196,885	208,440
Restricted cash	530	503
Term deposits	68,939	52,951
Accounts receivable, net	1,410	880
Inventory	13,071	10,693
Prepaid expenses and other current assets	15,870	13,015

Total current assets	296,705	286,482
Property, plant and equipment, net	107,432	103,098
Land use right, net	3,547	3,509
Amounts due from related parties	396	—
Deferred tax assets	1,622	1,399
Long term prepaid rent	583	—
Deposits for business acquisition	366	2,017
Trade mark	660	236
Goodwill	1,401	—
Long term investment	2	2

Total assets	412,714	396,743

LIABILITIES, MINORITY INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	9,474	7,033
Accrued expenses and other current liabilities	32,509	28,879
Income tax payable	8,286	2,755
Amount due to related parties	1,506	6
Deferred revenue	42,554	59,213

Total current liabilities	94,329	97,886

Total liabilities	94,329	97,886

Minority interest	—	177

Total shareholders’ equity	318,385	298,680

Total liabilities, minority interest and shareholders’ equity	412,714	396,743

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Net Revenues:
Educational Programs and services	111,221	76,132
Books and others	7,041	4,446

Total net revenues	118,262	80,578

Operating costs and expenses (note 1):
Cost of revenues	38,486	25,552
Selling and marketing	9,859	6,094
General and administrative	21,052	13,526

Total operating costs and expenses	69,397	45,172

Operating income	48,865	35,406

Other income, net	1,863	1,587
Provision for income taxes	(6,226)	(3,337)
Minority interest, net of taxes	401	46

Net Income	44,903	33,702

Net income per share-basic	0.30	0.23

Net income per share-diluted	0.29	0.22

Net income per ADS-basic (note 2)	1.21	0.90

Net income per ADS-diluted (note 2)	1.17	0.86

Notes:

Note 1: Share-based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
Cost of revenues	230	115
Selling and marketing	62	59
General and administrative	3,592	1,496

Total	3,884	1,670

Note 2: Each ADS represents four common shares.

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended August 31
	2008	2007
	(Unaudited)	(Unaudited)
	USD	USD
General and administrative expenses	21,052	13,526
Share-based compensation expense in general and administrative expenses	3,592	1,496
Non-GAAP general and administrative expenses	17,460	12,030

Total operating costs and expenses	69,397	45,172
Share-based compensation expenses	3,884	1,670
Non-GAAP operating costs and expenses	65,513	43,502

Operating income	48,865	35,406
Share-based compensation expenses	3,884	1,670

Non-GAAP operating income	52,749	37,076

Operating margin	41.3%	43.9%
Non-GAAP operating margin	44.6%	46.0%

Net income	44,903	33,702
Share-based compensation expense	3,884	1,670
Non-GAAP net income	48,787	35,372

Net income per ADS - basic (note 1)	1.21	0.90
Net income per ADS - diluted (note 1)	1.17	0.86
Non-GAAP net income per ADS - basic (note 1)	1.31	0.95
Non-GAAP net income per ADS - diluted (note 1)	1.27	0.91

Weighted average shares used in calculating basic net income per ADS (note 1)	148,688,611	149,181,240
Weighted average shares used in calculating diluted net income per ADS (note 1)	154,000,783	156,018,940

Note 1: Each ADS represents four common shares.